# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIYIELD QUALITY FUND III, INC., CIK 0000883412
CUSIP: 09254E863
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 11/09/2026
Amends the filing with accession number 0002052595-26-000050
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS LLC (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BLACKROCK MUNIYIELD QUALITY FUND III, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 22, 2022 and filed with the SEC on July 5, 2022 (as amended to the date hereof, the "Original Schedule 13D"), for Toronto Dominion Investments LLC ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series W-7 Variable Rate Demand Preferred Shares (CUSIP No. 09254E863) ("VRDP Shares") of BlackRock MuniYield Quality Fund III, Inc. (the "Issuer").

This Amendment is being filed in relation to the amendment to the amended and restated fee agreement, dated as of February 23, 2026 (as amended, the "VRDP Fee Agreement"), relating to the VRDP Shares of the Issuer.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"Effective as of October 23, 2026, the VRDP Fee Agreement, dated as of February 23, 2026, has been amended by the Omnibus Amendment to Fee Agreements, dated October 23, 2026."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit

99.1 Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS

99.11 Amended and Restated Fee Agreement, dated February 23, 2026

99.12 Omnibus Amendment to Fee Agreements, dated October 23, 2026

## Signatures
- TORONTO DOMINION INVESTMENTS LLC: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (11/09/2026)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (11/09/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos/Executive Vice President and Chief Financial Officer TD Bank, N.A. (11/09/2026)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (11/09/2026)